Almaden’s Code of Business Ethics

Personnel (includes all regular full, part-time and temporary employees, consultants, representatives and agents) of Almaden Minerals Ltd. and its subsidiaries and affiliates (the “Company”) represent the Company and are expected to act in a manner that will enhance the Company’s reputation for honesty, integrity and reliability. The Code of Business Ethics (the “COBE”) is a statement on the Company’s Business Practices and on how it does business. The COBE applies to all personnel of the Company.

The following fundamental Principles of appropriate business conduct have been established for all personnel working for or representing the Company. They are applicable in all countries in which the company operates, unless the laws of those countries require a higher standard.

Fundamental Principles

A.

Compliance with Laws

The Company will conduct its business in full compliance with all laws, regulations and other legal requirements applicable wherever the Company is carrying on business. No personnel shall directly or indirectly give, offer or agree to give or offer a loan, reward, advantage or benefit of any kind to a foreign public official or to any person for the benefit of a foreign public official in contravention of the Corruption of Foreign Public Officials Act.

B.

Conflict of Interest

Personnel must ensure that no conflict exists between their personnel interest and those of the Company. Personnel should also avoid placing themselves in positions that may be perceived as conflicts.

C.

Confidential Information

In some course of employment, personnel may have access to information that is non-public, confidential, privileged, or of value to competitors of the Company or that may be damaging to the Company if improperly disclosed. Personnel may also have access to the confidential information of companies with which the Company does business.

Personnel must protect the confidentiality of information concerning the Company and its business activities as well as that of companies having business dealings with the Company. Personnel who leave the Company have an ongoing obligation to keep such information confidential.

D.

Fiscal Integrity and Responsibility

While all personnel have a responsibility to protect the Company’s assets, the Management of the Company are specifically responsible for establishing and maintaining appropriate internal controls to safeguard Company assets against loss from unauthorised or improper use or disposition.

E.

Health, Safety and Environment

The Company is committed to providing a safe and healthy working environment and protecting the public interest with standards and programs that meet or exceed industry standards and applicable government codes, standards and regulations in all jurisdictions in which it does business.

The Company’s operations are to be conducted in a manner that protects the health and safety of our personnel and all people in the Communities where the Company operates.

F.

Employment Practices

The Company is committed to a workplace environment where personnel are treated with dignity, fairness and respect. All personnel have the right to work in an atmosphere that provides equal employment opportunities and is free of discriminatory practices and illegal harassment.